United States
Securities and Exchange Commission
Washington, D.C. 20549



SCHEDULE 13D

Under the Securities Exchange Act of 1934


Name of Issuer:  UTILX Corporation
Title of Class of Securities:  Common Stock
CUSIP Number:  918031105

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications Douglas T. Granat, 155 Pfingsten Road, Suite 360, Deerfield , IL 60015 (847) 405-9700

Date of Event which Requires Filing of this Statement:  August 31, 1998




CUSIP No. 918031105
Page 2 of 5 Pages

1.  Name of Reporting Person       Trigran Investments L.P.
                                                       IRS No. 36-3778244

2.  Check the appropriate box if a member of a group     (a) [ ]
                                                         (b) [ ]

3. SEC Use Only

4. Source of Funds

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ] N/A

6. Citizenship or Place of Organization     Illinois

7. Sole Voting Power     See Item 5(b)

8. Shared Voting Power   See Item 5(b)

9. Sole Dispositive Power   See Item 5(b)

10. Shared Dispositive Power   See Item 5(b)

11. Aggregate Amount Beneficially Owned by Each Reporting Person   402,000

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)     5.42%

14. Type of Reporting Person    PN



CUSIP No.  918031105
Page 3 of 5

1.  Name of Reporting Person   Castle Creek Small Cap Fund L.P.
                                                   IRS No. 36-4211662

2.  Check the appropriate box if a member of a group  (a) [ ]
                                                      (b) [ ]

3. SEC Use Only

4. Source of Funds

5. Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [ ]  N/A

6.    Citizenship or Place of Organization   Illinois

7. Sole Voting Power  See Item 5(b)

8. Shared Voting Power  See Item 5(b)

9. Sole Dispositive Power  See Item 5(b)

10. Shared Dispositive Power See Item 5(b)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 15,000

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)  .20%

14. Type of Reporting Person PN

Cusip No. 918031105
Page 4 of 5



Item 1.   Security and Issuer

Common Stock, par value $.01 per share

UTILX Corporation (the "Issuer")
22820 Russell Road
Kent, WA 98032

Item 5         Interest in the Securities of the Issuer

(a) The aggregate number and percentage of the common stock of the Issuer beneficially owned by the Reporting Person as of the date of this filing is 417,000 shares or 5.62%
(b) The Reporting Person and Trigran Investments, Inc. each have sole power to vote and sole power to dispose of the securities listed in (a) above.

Each of Douglas Granat, Kenneth Granat, and Lawrence Oberman have shared power to vote shared power to dispose of the securities listed in (a) above.

With regard to the 15,000 shares owned by Castle Creek Small Cap Fund voting and dispositve Power is shared with the General Partner Castle Creek Partners LLC

(c) The following transactions were effected in the securities of the Issuer from July 1, 1998 through September 14,1998:


Cusip No. 918031105
Page 5 of 5


Date of Transaction Amount of Securities Price Per Share     Transaction

7/31/98                      500               4.375         Open Market
8/31/98                      500               4.00          Open Market
8/31/98                   35,000               3.875         Open Market